COMPUCOM SYSTEMS, INC. AND SUBSIDIARIES

Exhibit 21

Subsidiaries of the Registrant

Exclusive of inactive subsidiaries, the Registrant as of March 20, 2003 had the following subsidiaries:

Name	Place of Incorporation

CompuCom Properties, Inc.	Delaware

CSI Funding, Inc.	Delaware

Northern NEF, Inc.	Colorado